EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

IllumeSys Pacific, Inc.	California
Ciphergen Technologies, Inc.	California
Ciphergen Biosystems Ltd.	U.K.
Ciphergen Biosystems A/S	Denmark
Ciphergen Biosystems GmbH	Germany
Ciphergen Biosystems AG	Switzerland
Ciphergen Biosystems KK	Japan
Ciphergen Biosystems International, Inc.	Delaware
Ciphergen (Beijing) Biosystems Co., Ltd.	China
Ciphergen Biosystems S.r.l.	Italy
Ciphergen Biosystems EURL	France